

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FIDELITY NATIONAL INFORMATION SERVICES, INC., under the Exchange Act of 1934:

- Floating Rate Senior Notes due 2021
- 0.125% Senior Notes due 2021
- 0.750% Senior Notes due 2023
- 1.500% Senior Notes due 2027
- 2.000% Senior Notes due 2030
- 2.950% Senior Notes due 2039
- 2.602% Senior Notes due 2025
- 3.360% Senior Notes due 2031

Sincerely,